                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF MARCH, 2003

                        COMMISSION FILE NUMBER: 333-11910

                            ------------------------

                     MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
             (Exact name of Registrant as specified in its Charter)

                         MAXCOM TELECOMMUNICATIONS, INC.
                 (Translation of Registrant's name into English)

                            ------------------------

                      GUILLERMO GONZALEZ CAMARENA NO. 2000
                      COLONIA CENTRO DE CIUDAD DE SANTA FE
                                MEXICO, DF 01210
              (Address of Registrant's principal executive offices)

                            ------------------------

  Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F   x  Form 40-F
                              -----          ----

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

                           Yes      No   x
                               ----    ----

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

                           Yes      No   x
                               ----    ----

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes       No   x
                               ----    ----

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
                                   ------

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

                                       MAXCOM TELECOMUNICACIONES, S.A. DE C.V.


                                       By: /s/ GONZALO ALARCON ITURBIDE
                                          --------------------------------------
                                          Name: Gonzalo Alarcon Iturbide
                                          Title: General Counsel


Date: March 04, 2003

                                                                       EXHIBIT 1

4Q02 EARNINGS REPORT                                               (MAXCOM LOGO)

February 27, 2003


                  MAXCOM TELECOMUNICACIONES 4TH QUARTER RESULTS

-     REVENUES INCREASED 35% OVER 4Q01, AND 16% OVER 3Q02

-     EBITDA LOSS IMPROVED BY 54% OVER 4Q01, AND DECLINED 49% FROM 3Q02

-     EBITDA BEFORE ONE-TIME RESTRUCTURING COSTS BECAME POSITIVE AT PS$1.7
      MILLION

-     LINES IN SERVICE GREW 61% OVER 4Q01, AND 14% OVER 3Q02

-     NUMBER OF CUSTOMERS INCREASED 91% OVER 4Q01, AND 21% OVER 3Q02

-     REVENUES AND LINES GREW 61% FROM 2001 TO 2002

LINES:

The number of lines in service at the end of 4Q02 increased 61% to 125,231 lines, from 77,981 lines at the end of 4Q01, and 14% when compared to 109,903 lines in service at the end of 3Q02. Out of the total outstanding lines at the end of 4Q02, 4,480 lines or 3.6% were from Wholesale customers, which compares to 5,690 lines or 7.3% at the end of 4Q01, and 5,190 lines or 4.7% at the end of 3Q02.

During 4Q02 line construction was higher by 6% at 4,414 lines, from 4,173 constructed lines in the same period of last year; and, lower by 87% when compared to 34,129 constructed lines during 3Q02, when the Company nearly finished its cluster construction program for 2002. Inventory of constructed lines for sale at the end of the quarter was 59,406 lines.

During 4Q02, 22,983 new lines were installed, 5% below the 24,117 (25,407 as reported)(1) lines installed during 4Q01. When compared to 3Q02, the number of installations decreased 2% from 23,567 lines.

During 4Q02, the monthly churn rate was 2.1%, which compares to 1.2% (2.0% as reported)(1) monthly average churn in 4Q01. When compared to 3Q02, churn rate remained flat at 2.1%. Voluntary churn in 4Q02 resulted in the disconnection of 2,308 lines, a rate of 0.7%, which compares favorably to 0.8%, or 2,327 disconnected lines in 3Q02. Involuntary churn resulted in the disconnection of 4,637 lines, a rate of 1.4%, which compares to 3,606 disconnected lines, or 1.3% during 3Q02.

During 4Q02, net disconnections for Wholesale customers were 710 lines, which compare to 660 net disconnections during 4Q01 and 1,260 net additions during 3Q02.

CUSTOMERS:

Total customers grew 91% to 89,950 at the end of 4Q02, from 47,196 at the end of 4Q01, and 21% when compared to 74,127 customers as of the end of 3Q02.

The growth in number of customers by region was distributed as follows: (i) in Mexico City customers increased by 115% from 4Q01 and 22% from 3Q02; and, (ii) in Puebla the increase was 65% from 4Q01 and 16% from 3Q02. During 4Q02 we launched operations in Queretaro and the number of customers at the end of the quarter was 1,952.

The growth in number of customers by segment was the following: (i) business customers increased by 20% from 4Q01 and decreased 1% from 3Q02; and, (ii) residential customers rose by 96% from 4Q01 and 23% from 3Q02.

REVENUES:

Revenues for 4Q02 increased 35% to Ps$161.7 million, from Ps$120.2 million reported in 4Q01. Annual revenues grew 61% in 2002 to Ps$535.9 million, from Ps$332.3 million reported in 2001.


--------

(1) As of last quarter, Maxcom started reporting separately, results for each of its three business units: Voice, Data and Wholesale. Revenues from Data and Wholesale are reported separately and do not contribute to ARPU; Wholesale lines in service are reported separately from Voice lines. For comparison purposes and where applicable, this report includes adjusted numbers after these changes as well as the originally reported numbers (For a broader explanation see: "Maxcom Telecomunicaciones announces third quarter unaudited results", released on October 29, 2002).



                                                                             1/6

4Q02 EARNINGS REPORT                                               (MAXCOM LOGO)

February 27, 2003


Voice revenues for 4Q02 increased 42% to Ps$145.5 million, from Ps$102.2 million during 4Q01, mainly driven by a 67% increase in voice lines, and offset by a 19% decrease in ARPU. Data revenues for 4Q02 were Ps$3.7 million and contributed with 2% of total revenues; during 4Q01 Maxcom did not report data revenues. Wholesale revenues for 4Q02 were Ps$12.5 million, a 30% reduction from Ps$17.9 million in 4Q01, as the Company continued focusing on targeting its core business customers.

Revenues for 4Q02 increased 16% to Ps$161.7 million, from Ps$138.9 million reported in 3Q02.

Voice revenues increased 15% to Ps$145.5 million, from Ps$126.5 million during 3Q02. The net change in revenue reflected a 15% growth in voice lines. Data revenues in 4Q02 increased 20% to Ps$3.7 million, from Ps$3.1 million during 3Q02, as the Company continued building up this business unit. During 4Q02, revenues from Wholesale customers increased 34% to Ps$12.5 million, from Ps$9.3 million in 3Q02.

COST OF NETWORK OPERATION:

Cost of Network Operation in 4Q02 was Ps$60.8 million, an 11% increase when compared to Ps$54.6 million in 4Q01. This increase was generated by: (i) Ps$16.9 million, or 64% increase in network operating services, due to a 61% growth in lines in service; (ii) 41%, or Ps$5.8 million lower technical expenses, mainly due to lower provisioning for inventory obsolescence partially offset by higher maintenance costs; and, (iii) lower installation expenses and cost of disconnected lines in the amount of Ps$4.9 million.

Cost of Network Operation increased 16% when compared to Ps$52.5 million in 3Q02. This net increase was mainly generated by: (i) Ps$7.7 million, or 22% increase in network operating services, due to a 14% growth in lines in service;
(ii) 17%, or Ps$1.7 million lower technical expenses, mainly due to lower network maintenance expenses; and, (iii) higher installation expenses and cost of disconnected lines in the amount of Ps$2.3 million, or 33%, due to higher installation costs related to an increased billing of installation charges to customers.

SG&A:

As previously announced, the Company decided to push ahead with cost reduction measures planned for 2003. During 4Q02, the Company took a special charge of Ps$26.4 million to reflect one-time restructuring costs.

SG&A expenses were Ps$125.6 million in 4Q02, which compares to Ps$119.0 million in 4Q01. The 6% increase was mainly originated by: (i) one-time restructuring costs of Ps$26.4 million; (ii) higher consulting fees of Ps$2.5 million; (iii) higher advertising expenses of Ps$2.3 million; (iv) higher external sales commissions of Ps$1.4 million; (v) higher bad debt provisioning of Ps$0.8 million; and, (v) higher leasing and maintenance costs of Ps$0.4 million, which were partially offset by: (i) lower salaries, wages and benefits of Ps$25.9 million; and, (ii) lower general, administrative expenses and insurance costs of Ps$1.3 million.

Before the one-time restructuring costs, SG&A expenses decreased 17% to Ps$99.2 million in 4Q02, from Ps$119.0 million in 4Q01.

SG&A expenses in 4Q02 increased 22%, from Ps$103.0 million in 3Q02. This variation was mainly originated by: (i) one-time restructuring costs of Ps$26.4 million; (ii) higher external sales commissions of Ps$2.2 million; (iii) higher leasing and maintenance costs of Ps$2.0 million; (iv) higher bad debt provisioning of Ps$1.7 million; and, (v) higher advertising expenses of Ps$0.4 million; partially offset by: (i) lower salaries, wages and benefits of Ps$5.0 million; (ii) lower consulting fees of Ps$3.2 million; and, (iii) lower general and administrative expenses of Ps$1.9 million.

Before restructuring costs, SG&A expenses decreased 4% to Ps$99.2 million in 4Q02, from Ps$103.0 million in 3Q02.

EBITDA:

EBITDA for 4Q02 was a negative Ps$24.8 million, compared to negative Ps$53.4 million reported in 4Q01 and negative Ps$16.7 million registered in 3Q02. EBITDA margin went from a negative 44% in 4Q01 and negative 12% in 3Q02, to negative 15% in 4Q02.



                                                                             2/6

4Q02 EARNINGS REPORT                                               (MAXCOM LOGO)

February 27, 2003



EBITDA for 4Q02 before one-time restructuring costs was positive Ps$1.7 million, representing a positive EBITDA margin of 1%.

CAPITAL EXPENDITURES:

Capital Expenditures for 4Q02 were Ps$59.8 million, a 69% decrease when compared to Ps$191.7 million in 4Q01, and an 80% decrease when compared to Ps$292.1 million in 3Q02.

CASH POSITION:

Maxcom's Cash position at the end of 4Q02 was Ps$115.7 million in Cash and Cash Equivalents, compared to Ps$182.4 million in Cash and Cash Equivalents, and Ps$197.5 million in Restricted Cash at the end of 4Q01. Cash and Cash Equivalents at the end of 3Q02 were Ps$195.4 million.

                                      # # #

A conference call will be held to discuss 4Q02 results on Friday, February 28, 2003, at 11:00 a.m. New York City Time / 10:00 a.m. Mexico City Time. To participate, please dial + (719) 457-2629, confirmation code 124548 ten minutes prior to the start of the call.

                                     # # #

MAXCOM TELECOMUNICACIONES, S.A. DE C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a "smart-build" approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. Maxcom launched commercial operations in May 1999 and is currently offering Local, Long Distance and Internet & Data services in greater metropolitan Mexico City, Puebla and Queretaro.

For more information contact:

          JOSE-ANTONIO SOLBES                      LUCIA DOMVILLE
       Maxcom Telecomunicaciones           Citigate Financial Intelligence
          Mexico City, Mexico                       New York, NY
           (52 55) 5147 1125                   (212) 840-0008 Ext. 268
     investor.relations@maxcom.com          lucia.domville@citigatefi.com

This document may include forward-looking statements that involve risks and uncertainties that are detailed from time to time in the U.S. Securities and Exchange Commission filings of the Company. Words such as "estimate," "project," "plan," "believe," "expect," "anticipate," "intend," and similar expressions may identify such forward-looking statements. The Company wants to caution readers that any forward-looking statements in this document or made by the company's management involves risks and uncertainties that may change based on various important factors not under the Company's control. These forward- looking statements represent the Company's judgment as of the date of this document. The company disclaims, however, any intent or obligation to update these forward-looking statements.

                                      # # #

                   (Tables and Financial Statements to follow)



                                                                             3/6

4Q02 EARNINGS REPORT                                               (MAXCOM LOGO)

February 27, 2003


            LINES                              4Q01        3Q02         4Q02     VS. 4Q01   VS. 3Q02
                                              ------      -------      -------   --------   --------
Business Lines                                16,754       20,516       22,194       32%         8%
Residential Lines                             55,537       84,197       98,557       77%        17%
                                              ------      -------      -------      ---        ---
     Total Voice Lines                        72,291      104,713      120,751       67%        15%
     Wholesale                                 5,690        5,190        4,480      -21%       -14%
                                              ------      -------      -------      ---        ---
            TOTAL                             77,981      109,903      125,231       61%        14%
                                              ======      ======       =======      ===        ===


        CUSTOMERS       4Q01        3Q02        4Q02      VS. 4Q01  VS. 3Q02
                       ------      ------      ------     --------  --------
Business                3,267       3,975       3,934         20%      -1%
Residential            43,929      70,152      86,016         96%       23%
                       ------      ------      ------      -----     -----
          TOTAL        47,196      74,127      89,950         91%       21%
                       ------      ------      ------      -----     -----
Mexico                 20,059      35,503      43,185        115%       22%
Puebla                 27,137      38,624      44,813         65%       16%
Queretaro                  --          --       1,952      N / A     N / A
                       ======      ======      ======      =====     =====

  TRAFFIC                      4Q01                             3Q02                               4Q02
                   -----------------------------    -----------------------------    --------------------------------
MILLION MINUTES     OCT     NOV     DEC    TOTAL     JUL     AUG     SEP    TOTAL     OCT      NOV      DEC     TOTAL
                   ----    ----    ----    -----    ----    ----    ----    -----    -----    -----    -----    -----
Inbound            54.5    53.4    50.8    158.8    59.4    64.1    66.4    189.9     57.8     62.3     64.6    184.7
Outbound           70.4    69.4    63.0    202.8    83.6    93.6    93.6    270.8    109.6    109.7    114.6    333.9

Outbound Local       96%     95%     94%      95%     94%     95%     95%      95%      94%      94%      94%      94%
Outbound LD           4%      5%      6%       5%      6%      5%      5%       5%       6%       6%       6%       6%
                   ----    ----    ----    -----    ----    ----    ----    -----    -----    -----    -----    -----

    ARPU (US$)            4Q01       3Q02       4Q02     VS. 4Q01   VS. 3Q02
                         ------     ------     ------    --------   --------
BUSINESS
     Monthly Charges     $30.32     $24.90     $22.68       -25%        -9%
     Usage               $56.11     $52.63     $45.29       -19%       -14%
                         ------     ------     ------     ------     ------
     Subtotal            $86.44     $77.52     $67.97       -21%       -12%
     Non-recurring       $ 7.53     $ 5.14     $ 5.20       -31%          1%
                         ------     ------     ------     ------     ------
TOTAL BUSINESS           $93.96     $82.66     $73.17       -22%       -11%
                         ------     ------     ------     ------     ------
RESIDENTIAL
     Monthly Charges     $19.39     $18.25     $17.93        -8%        -2%
     Usage               $13.07     $12.73     $13.26          1%         4%
                         ------     ------     ------     ------     ------
     Subtotal            $32.46     $30.98     $31.19        -4%          1%
     Non-recurring       $ 7.94     $ 3.03     $ 3.92       -51%         29%
                         ------     ------     ------     ------     ------
TOTAL RESIDENTIAL        $40.40     $34.02     $35.11       -13%          3%
                         ------     ------     ------     ------     ------
COMPANY
     Monthly Charges     $21.84     $19.65     $18.84       -14%        -4%
     Usage               $22.73     $21.11     $19.43       -15%        -8%
                         ------     ------     ------     ------     ------
     Subtotal            $44.57     $40.76     $38.27       -14%        -6%
     Non-recurring       $ 7.85     $ 3.48     $ 4.17       -47%         20%
                         ------     ------     ------     ------     ------
TOTAL COMPANY            $52.42     $44.24     $42.44       -19%        -4%
                         ======     ======     ======     ======     ======



                                                                             4/6

4Q02 EARNINGS REPORT                                               (MAXCOM LOGO)

February 27, 2003


                     MAXCOM TELECOMUNICACIONES, S.A. DE C.V.

                           CONSOLIDATED BALANCE SHEET

 (THOUSANDS OF MEXICAN PESOS "PS" WITH PURCHASING POWER AS OF DECEMBER 31, 2002
                        AND THOUSANDS OF US DOLLARS "$")


                                            December 31, 2001             September 30, 2002             December 31, 2002
                                       --------------------------     --------------------------     --------------------------
                                          PESOS        US DOLLARS        PESOS        US DOLLARS        PESOS        US DOLLARS
                                       ------------    ----------     ------------    ----------     ------------    ----------
           ASSETS
 CURRENT ASSETS:
 Cash and cash equivalents               Ps 182,421     $  17,689       Ps 195,416     $  18,949       Ps 115,729     $  11,222
 Restricted cash                            197,451        19,147               --            --               --            --
                                       ------------     ---------     ------------     ---------     ------------     ---------
                                            379,873        36,836          195,416        18,949          115,729        11,222
 Accounts receivable:
 Customers, net of allowance                 61,189         5,933           91,272         8,851          104,205        10,105
 Value added tax refundable                  14,590         1,415           81,597         7,912           12,789         1,240
 Other sundry debtors                        12,988         1,259            6,241           605            8,059           781
                                       ------------     ---------     ------------     ---------     ------------     ---------
                                             88,767         8,608          179,110        17,368          125,053        12,126

 Inventory                                   30,139         2,923           20,361         1,974           19,140         1,856
 Prepaid expenses                            10,890         1,056           52,285         5,070           35,614         3,453
                                       ------------     ---------     ------------     ---------     ------------     ---------
       Total current assets                 509,669        49,422          447,172        43,362          295,535        28,658

 Frecuency rights, Net                      110,813        10,745          106,018        10,281          104,420        10,126
 Telephone network systems &
   Equipment, Net                         1,446,902       140,306        1,603,062       155,448        1,588,184       154,006
 Preoperating expenses, Net                 234,499        22,739          211,208        20,481          204,379        19,819
 Intangible Assets, Net                     316,602        30,701          426,398        41,348          425,923        41,302
 Other assets                                33,096         3,209           30,914         2,998           29,592         2,870
                                       ------------     ---------     ------------     ---------     ------------     ---------

 Total assets                          Ps 2,651,581     $ 257,123     Ps 2,824,773     $ 273,917     Ps 2,648,033     $ 256,779
                                       ============     =========     ============     =========     ============     =========

       LIABILITIES

CURRENT LIABILITIES:
Interest Payable                         Ps 104,789     $  10,161         Ps 8,662     $     840         Ps 4,320     $     419
Accrued expenses and other
  accounts payable                          147,280        14,282          216,878        21,031          164,262        15,928
Customers deposits                            3,968           385            1,716           166            1,699           165
Payroll and other taxes payable              18,523         1,796           38,313         3,715           31,840         3,088
                                       ------------     ---------     ------------     ---------     ------------     ---------
      Total current liabilities             274,559        26,624          265,568        25,752          202,121        19,600

LONG-TERM LIABILITIES:
Senior notes, net                         2,578,916       250,077        1,849,894       179,384        1,845,468       178,954
Loans and notes payable                          --            --            1,386           134               --            --
                                       ------------     ---------     ------------     ---------     ------------     ---------
      Total liabilities                Ps 2,853,475     $ 276,701     Ps 2,116,847     $ 205,270     Ps 2,047,589     $ 198,554
                                       ============     =========     ============     =========     ============     =========

   SHAREHOLDERS' EQUITY

Capital stock                             1,031,738       100,047        1,801,213       174,663        1,685,569       163,449
Additional paid-in capital                  108,142        10,486          857,922        83,192              420            41
Accumulated deficit                        (651,434)      (63,169)      (1,341,774)     (130,111)        (352,843)      (34,215)
Net loss for the period                    (690,340)      (66,942)        (609,435)      (59,097)        (732,703)      (71,050)
                                       ------------     ---------     ------------     ---------     ------------     ---------
      Total shareholders' equity       Ps (201,894)     $ (19,578)      Ps 707,926     $  68,647       Ps 600,443     $  58,225
                                       ============     =========     ============     =========     ============     =========

                                       Ps 2,651,581     $ 257,123     Ps 2,824,773     $ 273,917     Ps 2,648,033     $ 256,779
                                       ============     =========     ============     =========     ============     =========

NOTES TO FINANCIAL STATEMENTS:

FINANCIAL STATEMENTS ARE REPORTED IN PERIOD-END PESOS AS OF DECEMBER 31, 2002 TO ADJUST FOR THE INTER-PERIOD EFFECT OF INFLATION.

FOR READERS' CONVENIENCE, ALL PESO AMOUNTS WERE CONVERTED TO U.S. DOLLARS AT THE EXCHANGE RATE OF PS. 10.3125 PER U.S.$1.00.



                                                                             5/6

4Q02 EARNINGS REPORT                                               (MAXCOM LOGO)

February 27, 2003


                     MAXCOM TELECOMUNICACIONES, S.A. DE C.V.

                      CONSOLIDATED STATEMENT OF OPERATIONS

                      YEAR 2001 AND 2002 QUARTERLY PERIODS

 (THOUSANDS OF MEXICAN PESOS "PS" WITH PURCHASING POWER AS OF DECEMBER 31, 2002
                        AND THOUSANDS OF US DOLLARS "$")

                                            OCTOBER 1 TO                     JULY 1 TO                       OCTOBER 1 TO
                                         DECEMBER 31, 2001              SEPTEMBER 30, 2002                DECEMBER 31, 2002
                                   -----------------------------   ------------------------------   -----------------------------
                                     Pesos     US Dollars     %       PESOS     US DOLLARS     %      PESOS     US DOLLARS     %
                                   ----------  ----------   ----   -----------  ----------   ----   ----------  ----------   ----
Voice                                 102,217      9,912      85%      126,453     12,262      91%     145,482     14,107      90%
Data                                       --         --       0%        3,076        298       2%       3,688        358       2%
Wholesale                              17,943      1,740      15%        9,348        906       7%      12,488      1,211       8%
                                   ----------   --------    ----   -----------   --------    ----   ----------   --------    ----
TOTAL REVENUES                     PS 120,160   $ 11,652     100%  PS  138,877   $ 13,467     100%  PS 161,657   $ 15,676     100%

 Network operating services            26,465      2,566      22%       35,655      3,457      26%      43,353      4,204      27%
 Technical expenses                    14,137      1,371      12%       10,105        980       7%       8,370        812       5%
 Installation expenses                 13,978      1,355      12%        6,783        658       5%       9,048        877       6%
                                   ----------   --------           -----------   --------           ----------   --------
 COST OF NETWORK OPERATION             54,581      5,293      45%       52,542      5,095      38%      60,771      5,893      38%

GROSS PROFIT                           65,580      6,359      55%       86,335      8,372      62%     100,886      9,783      62%

 SG&A                                 119,021     11,541      99%      102,997      9,988      74%     125,649     12,184      78%
                                   ----------   --------           -----------   --------           ----------   --------

EBITDA                                (53,442)    (5,182)   -44%       (16,662)    (1,616)   -12%      (24,762)    (2,401)   -15%

 Depreciation and
   amortization                        80,234      7,780                80,434      7,800               84,280      8,173
                                   ----------   --------           -----------   --------           ----------   --------

OPERATING LOSS                       (133,675)   (12,962)              (97,096)    (9,415)            (109,042)   (10,574)

COMPREHENSIVE (INCOME)
  COST OF FINANCING:

 Interest expenses                    100,620      9,757                 8,838        857               12,998      1,260
 Interest income                      (22,832)    (2,214)                 (763)       (74)                 192         19
 Early extinguishment of debt        (128,160)   (12,428)                   --         --                   --         --
 Exchange (income) loss, net         (107,013)   (10,377)               35,702      3,462               26,560      2,576
 Gain on net monetary position        (23,701)    (2,298)              (19,043)    (1,847)             (27,801)    (2,696)
                                   ----------   --------           -----------   --------           ----------   --------
                                     (181,086)   (17,560)               24,735      2,399               11,949      1,159

Non-recurring charges                     573         56                (3,078)      (299)                 (80)        (8)

Extraordinary Items 2000               27,941      2,709                    --          -                   --         --
Special expenses                        7,112        690                    --          -                   --         --
Asset Reserve 2001                      6,029        585                    --          -                   --         --
                                   ----------   --------           -----------   --------           ----------   --------
                                       41,082      3,984                    --          -                   --         --

INCOME (LOSS) BEFORE TAXES              5,756        558              (118,752)   (11,515)            (120,911)   (11,725)

Provisions for:
 Asset Tax                                793         77                 1,574        153                2,045        198
 Income Tax & Profit Sharing               --          -                   212         21                  312         30
                                   ----------   --------           -----------   --------           ----------   --------
 Total Provisions                         793         77                 1,786        173                2,357        229

NET INCOME (LOSS)                  PS   4,963   $    481           PS (120,538)  $(11,689)         PS (123,267)  $(11,953)
                                   ==========   ========           ===========   ========           ==========   ========


NOTES TO FINANCIAL STATEMENTS:

FINANCIAL STATEMENTS ARE REPORTED IN PERIOD-END PESOS AS OF DECEMBER 31, 2002 TO ADJUST FOR THE INTER-PERIOD EFFECT OF INFLATION.

FOR READERS' CONVENIENCE, ALL PESO AMOUNTS WERE CONVERTED TO U.S. DOLLARS AT THE EXCHANGE RATE OF PS. 10.3125 PER U.S.$1.00.



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